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                             June 1, 2023

       Paul Carbone
       Chief Financial Officer
       SharkNinja Global SPV, Ltd.
       89 A Street, #100
       Needham, MA 02494

                                                        Re: SharkNinja Global
SPV, Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted May 16,
2023
                                                            CIK No. 0001957132

       Dear Paul Carbone:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial and Operating
       Information, page 19

   1. Please remove the unaudited designation from the columnar headings as none of the summary data is
considered to be audited.
       Risk Factors
       We operate our business in jurisdictions where intellectual property theft or compromise is common, page 38

   2. Noting your disclosure here regarding intellectual property, on page 47 regarding tariffs on Chinese imports, and
on page 132 stating that the suppliers responsible for the
 Paul Carbone
SharkNinja Global SPV, Ltd.
June 1, 2023
Page 2
         assembly of your products are primarily based in China, please tell us what consideration you gave to adding risk factor disclosure discussing the Chinese
government   s significant
         oversight and discretion over the conduct of your suppliers. This could include the risk that the Chinese government may intervene or influence the operations of your suppliers at any time, and whether this could result in a material change in your operations and/or the value of the securities you are registering. Capitalization, page 69

3. We note that the Total debt caption references a footnote (3) but you have not included such a footnote to the table. Please revise to include to footnote (3) and its related discussion, or advise us.
       You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNamePaul Carbone                                  Sincerely,
Comapany NameSharkNinja Global SPV, Ltd.
                                                                Division of
Corporation Finance
June 1, 2023 Page 2                                             Office of
Manufacturing
FirstName LastName